DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04053375

December 29, 2004

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/29/2004

Re: Sempra Energy
Incoming letter dated December 6, 2004

Dear Mr. Kyle:

This is in response to your letters dated December 6, 2004 and December 8, 2004 concerning the shareholder proposal submitted to Sempra by Helen Olague-Pimentel. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Helen Olague-Pimentel
14634 Hutchcroft
La Puente, CA 91744

1032208

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 6, 2004

Securities Exchange Act of 1934
Rule 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal -- Helen Olague-Pimentel

Ladies and Gentlemen:

We have received from Helen Olague-Pimentel a shareholder proposal for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. As more fully discussed below, Ms. Olague-Pimentel has failed to establish her eligibility to submit a shareholder proposal (after we have twice timely asked her to do so) and the time for her to do so has now expired. Consequently, we intend to exclude her proposal from our proxy materials pursuant to Rule 14a-8(b) and (f) under the Securities Exchange Act of 1934.

Background

We received Mr. Olague-Pimentel's shareholder proposal by facsimile transmission on November 19, the last date for the timely submission of proposals for our 2005 Annual Meeting. Her submission consisted entirely of a transmittal note and the text of her proposal. She has not asserted that she owns any of our shares nor submitted any proof of ownership of our shares whatsoever. Her transmittal note and its enclosure are enclosed as Appendix A.

Upon receiving her submission on November 19, we immediately determined that Ms. Olague-Pimentel was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. Consequently, on the same date that we received her proposal, we wrote to her requesting that she provide us with requisite and timely proof of beneficial ownership of our shares sufficient to establish her eligibility to submit her proposal and also calling her attention to several deficiencies in her proposal that would require correction. A copy of our letter and its enclosures together with proof of its receipt by Ms. Olague-Pimentel on November 20 are enclosed as Appendix B.

Our letter to Ms. Olague-Pimentel specifically called her attention to the proof of beneficial ownership that she was required to provide under the Shareholder Proposal Rule and the time frame by which requisite proof must be provided to us. It stated:

> Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit it a shareholder proposal.
>
> Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal*, you had continuously held at least $2000 in market value of our shares for at least one year. [Emphasis in original.]
>
> ***This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required proof within this time frame would permit us to exclude your proposal from our proxy materials.*** [Emphasis in original.]

In addition we enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted Questions 2 and 6 for Ms. Olague-Pimentel to show her the eligibility and procedural requirements that she was required to follow. Moreover, because we were concerned that the proof that she might ultimately submit would be insufficient under the Shareholder Proposal Rule, we also enclosed the relevant pages from Staff Legal Bulletin No.14 and highlighted the Staff's views regarding the inadequacy of investment statements as proof of beneficial ownership and the requirement that proof of ownership must show continuous ownership for a period of one year at the time a shareholder submits a proposal.

On November 23, we again wrote to Ms. Olague-Pimentel. Our letter again requested certain revisions to her proposal that would make it acceptable for inclusion in our proxy materials if she provided us with requisite and timely proof of her eligibility to submit a proposal. We again specifically noted the timeframe in which such proof must be provided by stating:

> As noted in my earlier letter [of November 19], you must provide us with requisite proof of your beneficial ownership of our shares (by a response postmarked or submitted electronically not later than 14 calendar days from the date your received my letter) if your proposal is to be included in our proxy materials. In this regard we again refer you to the enclosures with my earlier letter.

Our letter is enclosed as Appendix C.

Ms. Olague-Pimental has not responded to our letters in any manner whatsoever. She has not provided requisite proof of her eligibility to submit a shareholder proposal and the time for her to do so has now expired.

Discussion

It has now been over 14 calendar days since Ms. Olague-Pimentel received on November 20 our letter requesting that she provide us with requisite proof of her beneficial ownership of our shares. She has not responded to that letter or our subsequent letter. She has not asserted any claim of ownership of our shares or provided any proof of share ownership whatsoever.

Rule 14a-8(b)(2)(i) sets forth the method by which Ms.Olague-Pimentel, who is not a registered holder of our shares and has not filed share ownership reports with the Commission, "must prove" her eligibility to submit a shareholder proposal. She must "submit to the company a written statement from the 'record' holder of [her] securities ... verifying that, at the time [she] submitted [her] proposal, [she] continuously held the securities for at least one year."

We have on two separate occasions advised Ms. Olague-Pimentel of this requirement. We have provided her with a copy of the Shareholder Proposal Rule highlighted to show the procedures she must follow and the proof she must provide. We have twice advised her of the time frame by which she must submit requisite proof. We have even provided her with the relevant pages of Staff Accounting Bulletin No. 14 highlighting the questions that advise her that investment statements would not meet the requirements of the Shareholder Proposal Rule and that proof of beneficial share ownership must cover at least a one-year period ending on the date of proposal submission. We have gone well beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Accounting Bulletins Nos. 14 and 14B.

But Ms. Olague-Pimentel has still not provided us with any proof whatsoever of her eligibility to submit a shareholder proposal. And the time for her to do so has now expired.

The Staff of the Commission has consistently and repeatedly concurred in the exclusion of shareholder proposals submitted by proponents who fail timely to provide proof of eligibility as contemplated by Rule 14a-8(b)(2)(i) after having been properly notified of that requirement pursuant to Rule 14a-8(f). See, for example, *The Home Depot, Inc. (February 28, 2004); Intel Corporation (January 29, 2004); Sempra Energy (December 23, 2004); Nextel Partners, Inc. (January 7, 2004); Southwest Airlines (December 31, 2002); Oracle Corporation, June 22, 2001; Sierra Health Services, March 16, 2001; and, Bank of America Corporation, December 28, 2000.*

Accordingly, we intend to exclude Mr. Olague-Pimentel's shareholder proposal from our proxy materials as a result of her failure to have satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of these requirements pursuant to Rule 14a-8(f).

* * * * * * * * * * *

We ask that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Mr. Olague-Pimentel's shareholder proposal from our proxy materials.

In support of this request and pursuant to Rule 14a-8(j) we are enclosing six copies of this letter and its enclosures. An additional copy of the letter and enclosures is concurrently being sent to Ms. Olague-Pimentel.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2005. We will promptly forward on your response to Ms. Olague-Pimentel.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619-696-4373.

Very truly yours,

Gary W. Kyle

cc: Helen Olague-Pimentel

enclosures

Appendix A

To: Thomas Sanger, Corp.Secretary

Company: Sempra Energy

Fax Number 619 696-4508

Phone Number 619 696-4373

From: Helen Olague-Pimentel HOP
14634 Hutchcroft
La Puente, California 91744

Date: November 19, 2004

Phone 626 918-4275

E-Mail hop@dslextreme.com

RE: Share holder proposal- Simple Majority Vote

Dear Mr. Secretary:

Pursuant to SEC Rule 14a-8, I am forwarding the enclosed proposal for inclusion in Sempra Company proxy material for the 2005 shareholders meeting.

Shareholder Proposal Re: Simple Majority Vote.

Resolve: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

Helen Olague-Pimentel
14634 Hutchcroft
La Puente, California 91744

Support: Seven major companies in 2004 with an average of 75% yes-vote won this topic. The council of Institutional Investors www.cii.org formally recommends adoption of this proposal.

Terminate the current structure, which allows a small minority to circumvent the will of the shareholder majority.

For Example: A required 67% vote of shares to make changes for good corporate governance, if 66% vote yes and 1% vote no that 1% could force their will on the overwhelming 66% majority. 67% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Helen Olague Pimentel

RECEIVED
NOV 19 2004
T.C. SANGER

Appendix A

To: Thomas Sanger, Corp.Secretary

Company: Sempra Energy

Fax Number 619 696-4508

Phone Number 619 696-4373

From: Helen Olague-Pimentel HOP
14634 Hutchcroft
La Puente, California 91744

Date: November 19, 2004

Phone 626 918-4275

E-Mail hop@dslextreme.com

RE: Share holder proposal- Simple Majority Vote

Dear Mr. Secretary:

Pursuant to SEC Rule 14a-8, I am forwarding the enclosed proposal for inclusion in Sempra Company proxy material for the 2005 shareholders meeting.

RECEIVED
NOV 2004
T.C. SANGER

Shareholder Proposal Re: Simple Majority Vote.

Resolve: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

Helen Olague-Pimentel
14634 Hutchcroft
La Puente, California 91744

Support: Seven major companies in 2004 with an average of 75% yes-vote won this topic. The council of Institutional Investors www.cii.org formally recommends adoption of this proposal.

Terminate the current structure, which allows a small minority to circumvent the will of the shareholder majority.

For Example: A required 67% vote of shares to make changes for good corporate governance, if 66% vote yes and 1% vote no that 1% could force their will on the overwhelming 66% majority. 67% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Helen Olague Pimentel

RECEIVED
NOV 19 2004
T.C. SANGER

VerBunker, Amy

From: FedEx [donotreply@fedex.com]
Sent: Saturday, November 20, 2004 12:10 PM
To: VerBunker, Amy
Subject: FedEx shipment 790836871987

Our records indicate that the shipment sent from Amy VerBunker/SEMPRA ENERGY to Helen Olague-Pimentel has been delivered.
The package was delivered on 11/20/2004 at 11:47 AM and signed for or released by H.PIMENTEL.

The ship date of the shipment was 11/19/2004.

The tracking number of this shipment was 790836871987.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=790836871987
&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 19, 2004

Via Federal Express
Helen Olague-Pimentel
14634 Hutchcroft
LaPuente, CA 91744

Re: Shareholder Proposal

Dear Ms. Olague-Pimentel:

This letter acknowledges our receipt on November 19 of your shareholder proposal for inclusion (pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule) in the proxy materials for our 2005 Annual Meeting of Shareholders. It will also call your attention to certain deficiencies with respect to your proposal that must be timely corrected if the proposal is to be included in our proxy statement.

Proof of Eligibility

Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal,* you had continuously held at least $2000 in market value of our shares for at least one year.

This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required written proof of your eligibility within this time frame would permit us to exclude your proposal from our proxy materials.

For your convenience in complying with this requirement, we are enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure set forth the eligibility and procedural requirements that you must follow. We are also enclosing and have highlighted the relevant pages from Staff Legal Bulletin No. 14 of the Securities and Exchange Commission regarding the inadequacy of periodic investment statements as proof of beneficial ownership and the requirement that proof of ownership must show continuous ownership for a period of one year as of the time the shareholder submits the proposal.

Mandatory Nature

The Shareholder Proposal permits the omission from proxy materials of shareholder proposals that are not a proper subject for shareholder action under applicable corporate law. And, in reviewing shareholder proposals, the Staff of the Securities and Exchange Commission has routinely permitted the omission of proposals that seek to mandate (as opposed to recommending or requesting) actions by a board of directors.

Your proposal appears to mandate that our board provide for simple majority voting. Thus, your proposal would improperly impinge upon the statutory authority granted to our board.

In this regard, you should be aware that the Staff of the Securities and Exchange Commission generally permits proposals such as this to be included in proxy materials when they are phrased as a recommendation or request to the board rather than as a mandate. Accordingly, you may wish to consider so rephrasing your proposal.

* * * * *

We, of course, also reserve the right to omit your proposal from our proxy materials on any other bases that may be available to us.

Very truly yours,

Gary W. Kyle

Enclosure

statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: *This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.*

- Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)
- Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this

value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?** Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-

VerBunker, Amy

From: FedEx [donotreply@fedex.com]
Sent: Wednesday, November 24, 2004 9:45 AM
To: VerBunker, Amy
Subject: FedEx shipment 792144135775

Our records indicate that the shipment sent from Amy VerBunker/SEMPRA ENERGY to Helen Olague-Pimentel has been delivered.
The package was delivered on 11/24/2004 at 9:27 AM and signed for or released by P.OCA273468.

The ship date of the shipment was 11/23/2004.

The tracking number of this shipment was 792144135775.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=792144135775
&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 23, 2004

Via Federal Express
Helen Olague-Pimentel
14634 Hutchcroft
LaPuente, CA 91744

Re: Shareholder Proposal

Dear Ms. Olague-Pimentel

Please refer to my letter to you of November 19 regarding the shareholder proposal that you have submitted pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders.

As noted in my earlier letter, you must provide us with requisite proof of your beneficial ownership of our shares (by a response postmarked or submitted electronically not later than 14 calendar days from the date you received my letter) if your proposal is to be included in our proxy materials. In this regard we again refer you to the enclosures with my earlier letter.

In again reviewing your proposal, we have also noted two additional deficiencies that will also need to be corrected if the proposal is to be included in our proxy materials.

First, we note that you have included your name and address in the text of the proposal. The Shareholder Proposal Rule does not require that we identify shareholder proponents in our proxy materials but instead permits us (as we will do) to state in our proxy statement that the names and addresses of shareholder proponents will be provided to requesting shareholders. The inclusion of your name and address in the proposal would effectively and impermissibly deprive us of that option. Accordingly, we request that you delete your name and address from your proposal. In that regard, please refer to the enclosed pages from the Securities and Exchange Commission's Staff Legal Bulletin No. 14.

Next, as briefly mentioned in my earlier letter, we note that your proposal (if approved by shareholders) appears to mandate rather than recommend that our board of directors provide for simple majority voting. If your proposal were to be phrased as a recommendation rather than a mandate it would be acceptable (assuming the other requirements of the Shareholder proposal rule are met) for inclusion in our proxy materials. However, when phrased as a mandate the proposal impermissibly intrudes upon the statutory authority of our board to manage the business and affairs of the company and, as a consequence, may be excluded from our proxy materials. In that regard, please again refer to the enclosed pages from Staff Legal Bulletin No. 14.

Accordingly, to make your proposal acceptable for inclusion in our proxy materials we suggest that (in addition to deleting your name and address from the proposal) that you rephrase the "resolve" paragraph of your proposal to read as follows:

> Resolve: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

Of course, any other revision to your proposal that would make it clear to shareholders that the proposal is a recommendation rather than a mandate would also be acceptable.

If you provide us with requisite proof in a timely manner (within 14 calendar days from your receipt of my November 19 letter) of your eligibility to submit your proposal and also promptly revise the proposal to delete your name and address and rephrase it as a recommendation rather than a mandate, we will include the revised proposal in our proxy materials. If you do not do so, we will ask the Staff of the Securities and Exchange Commission to permit us to exclude the proposal from our proxy materials.

If you have any questions regarding this matter, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

Enclosure

155068

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 8, 2004

Securities Exchange Act of 1934
Rule 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal -- Helen Olague-Pimentel

Ladies and Gentlemen:

Please refer to my letter to you of December 6, 2004 regarding the shareholder proposal that we received from Helen Olague-Pimentel for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule.

On December 6, 2004 Ms. Olague-Pimentel transmitted to us, by facsimile transmission, a letter from T. Rowe Price Retirement Services apparently intended to establish her eligibility to submit her shareholder proposal. However, as discussed in my earlier letter to you and further discussed below, the time for Ms. Olague-Pimentel to submit proof of eligibility had already expired. It expired on December 4, fourteen calendar days after her receipt on November 20 of our letter requesting proof of her eligibility.

We are not required to consider Ms. Olague-Pimentel's untimely submission of December 6. We are permitted and intend to exclude her proposal from our proxy materials without regard to whether that submission would been sufficient proof of eligibility had it been timely submitted.

But even if the belated December 6 submission had been timely submitted, it would in fact have been insufficient to establish Ms. Olague-Pimentel's eligibility to submit her proposal. Quite simply, it would not have established that she has held our shares continuously for a period of at least one year prior to the date that she submitted her proposal as required by the Shareholder Proposal Rule. Thus, even if we were to be required to consider Ms. Olague-Pimentel's belated submission, we would be permitted and would intend to exclude her proposal from our proxy materials for her failure to have submitted sufficient proof of her eligibility to submit the proposal.

We ask the Staff of the Commission to disregard Ms. Olague-Pimentel's belated submission of December 6 and to consider our earlier no-action letter request to exclude her proposal from our proxy materials without giving any consideration to her untimely submission. If the Staff were to conclude that her December 6 submission should be considered, however, we ask the Staff nonetheless to concur in the exclusion of her proposal as a result of the failure of that submission to establish Ms. Olague-Pimentel's eligibility to submit her proposal.

Background

We received Ms. Olague-Pimentel's shareholder proposal by facsimile transmission on November 19, the last date for the timely submission of proposals for our 2005 Annual Meeting. Her submission consisted entirely of a transmittal note and the text of her proposal. She did not assert that she owned any of our shares and she did not submit any proof of ownership of our shares whatsoever. Her transmittal note and its enclosure are enclosed as Appendix A.

Upon receiving her submission on November 19, we immediately determined that Ms. Olague-Pimentel was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. Consequently, on the same date that we received her proposal, we wrote to her requesting that she provide us with requisite and timely proof of beneficial ownership of our shares sufficient to establish her eligibility to submit the proposal and also calling her attention to several deficiencies in the proposal that would require correction. A copy of our letter and its enclosures together with proof of its receipt by Ms. Olague-Pimentel on November 20 are enclosed as Appendix B.

Our letter to Ms. Olague-Pimentel specifically called her attention to the proof of beneficial ownership that she was required to provide to us under the Shareholder Proposal Rule and the time frame by which the requisite proof must be provided. It stated:

> Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.
>
> Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your

> eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal*, you had continuously held at least $2000 in market value of our shares for at least one year. [Emphasis in original.]
>
> ***This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required proof within this time frame would permit us to exclude your proposal from our proxy materials.*** [Emphasis in original.]

In addition, we enclosed with our letter a copy of the Shareholder Proposal Rule on which we highlighted Questions 2 and 6 for Ms. Olague-Pimentel to show her the eligibility and procedural requirements that she was required to follow. Moreover, because we were concerned that any proof that she might ultimately submit would be insufficient, we also enclosed the relevant pages from Staff Legal Bulletin No.14 and highlighted the Staff's views regarding the inadequacy of investment statements as proof of beneficial ownership and the requirement that proof of ownership must show continuous ownership for a period of one year at the time a shareholder submits a proposal.

On November 23, we again wrote to Ms. Olague-Pimentel. Our letter again requested certain revisions to her proposal that would make it acceptable for inclusion in our proxy materials but only if she provided us with requisite and timely proof of her eligibility to submit the proposal. We once again specifically noted the time frame in which she was required to provide that proof by stating:

> As noted in my earlier letter [of November 19], you must provide us with requisite proof of your beneficial ownership of our shares (by a response postmarked or submitted electronically not later than 14 calendar days from the date your received my letter) if your proposal is to be included in our proxy materials. In this regard we again refer you to the enclosures with my earlier letter.
>
> ...
>
> If you provide us with requisite proof in a timely manner (within 14 calendar days from your receipt of my November 19 letter) of your eligibility to submit your proposal and also promptly revise the proposal to delete your name and address and rephrase it as a recommendation rather than a

> mandate, we will include the revised proposal in our proxy materials. If you do not do so, we will ask the Staff of the Securities and Exchange Commission to permit us to exclude the proposal from our proxy materials.

Our letter is enclosed as Appendix C.

The time period for Ms. Olague-Pimentel to provide us with requisite proof of eligibility to submit her proposal expired on December 4, 2004 -- fourteen calendar days after the November 20 date on which she received our letter of November 19 requesting that she provide such proof. Consequently on December 6, 2004, I sent my earlier letter to the Commission requesting the Staff's concurrence in the exclusion of Ms. Olague-Pimentel's proposal from our proxy materials.

On December 6 and even through the time for her to transmit proof of her eligibility had by then expired, Ms. Olague-Pimentel transmitted to us a letter from T. Rowe Price Retirement Services apparently intended to establish her eligibility to submit her proposal. A copy of the letter and Ms. Olague-Pimentel's transmittal letter are attached as Appendix D.

The T. Rowe Price letter is dated November 24 and Ms. Olague-Pimentel's transmittal letter (which is nothing more than a copy of the note by which she originally submitted her proposal and contains no reference whatsoever to the T. Rowe Price letter submitted with it) is dated November 19. However, the fact that neither letter was transmitted until after the December 4 expiration date for Ms. Olague-Pimentel to transmit proof of her eligibility is clearly shown by the facsimile transmission information appearing at the top of each letter.

Because it was not timely transmitted, we are not required to consider Ms. Olague-Pimentel's December 6 submission and are permitted to exclude her proposal from our proxy materials even if the submission (had it been timely) would have established her eligibility to submit her proposal. Consequently, we ask the Staff to disregard this belated submission and to consider our earlier no action letter request to exclude her proposal from our proxy materials without giving any consideration to the untimely submission.

But even if Ms. Olague-Pimentel's belated submission has been timely submitted to us, it would not have been sufficient to establish her eligibility to submit her proposal.

Ms. Olague-Pimentel's untimely submission of the letter from T. Rowe Price Retirement Plan Services shows the market value of Sempra Energy Common Stock held in Ms. Olague-Pimentel's account at November 24, 2004 and at November 22, 2003. It also states that the shares had been held in her account for longer than one year.

But, the T. Rowe Price letter does not establish continuous ownership of our shares by Ms. Olague-Pimentel since November 19, 2003 – one year prior to the date on which she submitted her proposal. Accordingly, even if we were required to consider this belated submission, it would be insufficient (as discussed below) for purposes of establishing Ms. Olague-Pimentel's eligibility to have submitted her proposal. Consequently, if the Staff were to conclude that the untimely submission should be considered, we ask the Staff nonetheless to concur in the exclusion of Ms. Olague-Pimentel's proposal from our proxy materials as a result of the failure of that submission to establish her eligibility to submit the proposal.

Discussion

Rule 14a-8(b)(2)(i) sets forth the method by which Ms. Olague-Pimentel, who is not a registered holder of our shares and has not filed share ownership reports with the Commission, "must prove" her eligibility to submit a shareholder proposal. She must "submit to the company a written statement from the 'record' holder of [her] securities ... verifying that, at the time [she] submitted [her] proposal, [she] continuously held the securities for at least one year." And, Rule 14a-8(f) requires that such proof be submitted "no later than 14 days from the date [she] received [our] notification" that she had failed to provide requisite proof of her eligibility.

Failure to Provide Timely Proof of Eligibility

Ms. Olague-Pimentel did not provide us with any proof whatsoever of her ownership of our shares until December 6. And by then the time for her to provide us with proof of eligibility to submit her proposal had expired. It expired on December 4, fourteen calendar days after her receipt on November 20 of our letter requesting proof of her eligibility.

The Staff of the Commission has consistently and repeatedly concurred in the exclusion of shareholder proposals submitted by proponents who fail timely to provide proof of eligibility as contemplated by Rule 14a-8(b)(2)(i) after having been properly notified of that requirement pursuant to Rule 14a-8(f). See, for example, *The Home Depot, Inc. (February 28, 2004); Intel Corporation (January 29, 2004); Sempra Energy (January 20, 2004); Nextel Partners, Inc. (January 7, 2004); Southwest Airlines (December 31, 2002); Oracle Corporation, June 22, 2001; Sierra Health Services, March 16, 2001; and, Bank of America Corporation, December 28, 2000.*

Accordingly, we may properly exclude and intend to exclude Ms. Olague-Pimentel's shareholder proposal from our proxy materials as a result of her failure to have transmitted to us on or before December 4, 2004 proof of her the eligibility to submit her shareholder proposal as required by Rule 14a-8(b) after having been properly notified of that requirement pursuant to Rule 14a-8(f). We are permitted and intend to do so without regard to Ms. Olague-Pimentel's subsequent untimely submission.

Subsequent Untimely and Insufficient Proof of Eligibility

Because of its untimely submission, we are not required to consider the letter from T. Rowe Price that Ms. Olague-Pimentel transmitted to us on December 6. However, even if we were required to consider the letter, it would be insufficient proof of continuous beneficial share ownership by Ms. Olague-Pimentel for purposes of the Shareholder Proposal Rule.

The untimely T. Rowe Price letter shows that Ms. Olague-Pimentel had held shares of Sempra Energy Common Stock for more than one year at the November 24 date of the letter and had continuously done so from November 22, 2003.

But the T. Rowe Price letter does not show, as is required by the Shareholder Proposal Rule, that Ms. Olague-Pimentel held our shares continuously since November 19, 2003 (one year prior to submitting her proposal) through the November 19, 2004 date on which she submitted her proposal.

Staff Accounting Bulletin No. 14 states, as does the Shareholder Proposal Rule itself, that proof of continuous ownership must be "for a period of one year as of the time that the shareholder submits the proposal." *Staff Accounting Bulletin No. 14 (July 13, 2001), Sections C.1(c)(2) and (3).*

Consistent with the Shareholder Proposal Rule and Staff Accounting Bulletin No. 14, the Staff has repeatedly permitted the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership fails to encompass a full one-year period ending on the date the proposal is submitted or encompasses a period that begins later than one year before the proposal is submitted. See, for example, *The Gap, Inc., March 3, 2003* (proposal excluded when submitted on November 27 and proof of ownership covered a two-year period ended November 25); and, *AutoNation, Inc., March 14, 2002* (proposal excluded when submitted on December 10, 2001 and proof of share ownership covered a period of more than one year beginning on December 12, 2000).

The Staff's concurrence in the exclusion of the proposal in *AutoNation* is particularly instructive because of the great similarity to the facts presented by Ms. Olague-Pimentel's belated purported proof. In *AutoNation* the shareholder proponent submitted, as proof of requisite continuous beneficial share ownership, a letter from Fidelity Investments dated December 27, 2001, stating that Fidelity had held the requisite amount of shares for the proponent since December 12, 2000. But the proponent had submitted his proposal on December 10, 2001. Thus, the Fidelity letter did not establish requisite proof of continuous beneficial ownership for at least one year as of the date the shareholder submitted his proposal even though it failed to cover ownership for only one day of that one-year period. The Staff concurred in the exclusion of the proposal from AutoNation's proxy materials. *AutoNation, Inc., March 14, 2002.*

The Staff has reached similar conclusions in, among others, *Unocal Corporation, February 25, 2004* and *Honeywell International Inc., January 30, 2003.* In *Unocal,* the Staff concurred in the exclusion of a proposal submitted on December 9, 2003 when proof of continuous share ownership was for a period beginning on December 27, 2002. In *Honeywell,* the Staff concurred in the exclusion of a proposal submitted on November 4, 2002 when proof of continuous share ownership was for a 12-month period ending November 20, 2002. See also, *FedEx Corporation, July 1, 2004; Cell Pathways, Inc., March 20, 2003; International Business Machines Corporation, February 18, 2003; Morgan Stanley, December 24, 2002;* and, *USEC Inc., July 19, 2002.*

The T. Rowe Price "proof" of continuous share ownership submitted by Ms. Harris with her letter of December 6 is not only untimely but it is also insufficient for purposes of the Shareholder Proposal Rule for the very same reasons that the proofs in *AutoNation, Unocal* and *Honeywell* were insufficient. In each case, the period covered by the purported proof begins less than one year before the proponent submitted the proposal.

Ms. Olague-Pimentel submitted her proposal to us on November 19, 2004 but her untimely purported proof of requisite continuous beneficial ownership covers only a period that begins on November 22, 2003. Even had it been timely submitted (which it was not) the T. Rowe Price letter belatedly submitted by Ms. Olague-Pimentel would not establish her continuous beneficial ownership of our shares for at least one year prior to the date that she submitted her proposal as required by the Shareholder Proposal Rule. Thus, even if we were required to consider Ms. Olague-Pimentel's belated submission, we would be permitted and would intend to exclude her proposal from our proxy materials for her failure to have submitted sufficient proof of continuous beneficial share ownership.

Consequently, if the Staff were to conclude that we should consider her belated December 6 submission, we ask the Staff nonetheless to concur in the exclusion of Ms. Olague-Pimentel's proposal from our proxy materials as a result of the failure of that submission to establish her eligibility to submit the proposal.

* * * * * * * * * * *

We have twice advised Ms. Olague-Pimentel of the requirement to provide requisite proof of her eligibility to submit her shareholder proposal. We have advised her, both in our letter and in our enclosures, that proof of beneficial ownership must be for a continuous period of at least one year as of the date she submitted her proposal. We have enclosed with our letter a copy of the Shareholder Proposal Rule highlighted to show the procedures she must follow and the proof she must provide. We have advised her of the time frame by which she must submit requisite proof. We have enclosed the relevant pages of Staff Accounting Bulletin No.14 highlighting the questions and answers that demonstrate that the belated proof she has submitted does not meet the requirements of the Shareholder Proposal Rule and that proof of eligibility must show continuous ownership for at least one year at the date of proposal submission. In doing so, we have gone far beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Accounting Bulletins Nos. 14 and 14B.

But Ms. Olague-Pimentel did not provide us with any timely proof whatsoever of her ownership of our shares. And when she finally submitted purported proof of eligibility to submit her proposal, it was both belated and failed to establish, as required by the Shareholder Proposal Rule, that she had continuously owned our shares for a one year period as of the date she submitted her proposal.

Accordingly, we intend to exclude Ms. Olague-Pimentel's shareholder proposal from our proxy materials as a consequence of her failure to have properly established that she has satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule 14a-8(f).

We ask that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Olague-Pimentel's shareholder proposal from our proxy materials.

In support of this request and pursuant to Rule 14a-8(j) we are enclosing six copies of this letter and its enclosures. An additional copy of the letter and enclosures is concurrently being sent to Ms. Olague-Pimentel.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2005. We will promptly forward on your response to Ms. Olague-Pimentel.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

cc: Helen Olague-Pimentel

Enclosures

Appendix A

To: Thomas Sanger, Corp.Secretary

Company: Sempra Energy

Fax Number 619 696-4508

Phone Number 619 696-4373

From: Helen Olague-Pimentel HOP
14634 Hutchcroft
La Puente, California 91744

Date: November 19, 2004

Phone 626 918-4275

E-Mail hop@dslextreme.com

RE: Share holder proposal- Simple Majority Vote

Dear Mr. Secretary:

Pursuant to SEC Rule 14a-8, I am forwarding the enclosed proposal for inclusion in Sempra Company proxy material for the 2005 shareholders meeting.

RECEIVED
NOV 2004
T.C. SANGER

11/19

Shareholder Proposal Re: Simple Majority Vote.

Resolve: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

Helen Olague-Pimentel
14634 Hutchcroft
La Puente, California 91744

Support: Seven major companies in 2004 with an average of 75% yes-vote won this topic. The council of Institutional Investors www.cii.org formally recommends adoption of this proposal.

Terminate the current structure, which allows a small minority to circumvent the will of the shareholder majority.

For Example: A required 67% vote of shares to make changes for good corporate governance, if 66% vote yes and 1% vote no that 1% could force their will on the overwhelming 66% majority. 67% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Helen Olague Pimentel

RECEIVED
NOV 19 2004
T.C. SANGER

VerBunker, Amy

From: FedEx [donotreply@fedex.com]
Sent: Saturday, November 20, 2004 12:10 PM
To: VerBunker, Amy
Subject: FedEx shipment 790836871987

Our records indicate that the shipment sent from Amy VerBunker/SEMPRA ENERGY to Helen Olague-Pimentel has been delivered.
The package was delivered on 11/20/2004 at 11:47 AM and signed for or released by H.PIMENTEL.

The ship date of the shipment was 11/19/2004.

The tracking number of this shipment was 790836871987.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=790836871987
&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 19, 2004

Via Federal Express
Helen Olague-Pimentel
14634 Hutchcroft
LaPuente, CA 91744

Re: Shareholder Proposal

Dear Ms. Olague-Pimentel:

This letter acknowledges our receipt on November 19 of your shareholder proposal for inclusion (pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule) in the proxy materials for our 2005 Annual Meeting of Shareholders. It will also call your attention to certain deficiencies with respect to your proposal that must be timely corrected if the proposal is to be included in our proxy statement.

Proof of Eligibility

Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal,* you had continuously held at least $2000 in market value of our shares for at least one year.

This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required written proof of your eligibility within this time frame would permit us to exclude your proposal from our proxy materials.

For your convenience in complying with this requirement, we are enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure set forth the eligibility and procedural requirements that you must follow. We are also enclosing and have highlighted the relevant pages from Staff Legal Bulletin No. 14 of the Securities and Exchange Commission regarding the inadequacy of periodic investment statements as proof of beneficial ownership and the requirement that proof of ownership must show continuous ownership for a period of one year as of the time the shareholder submits the proposal.

Mandatory Nature

The Shareholder Proposal permits the omission from proxy materials of shareholder proposals that are not a proper subject for shareholder action under applicable corporate law. And, in reviewing shareholder proposals, the Staff of the Securities and Exchange Commission has routinely permitted the omission of proposals that seek to mandate (as opposed to recommending or requesting) actions by a board of directors.

Your proposal appears to mandate that our board provide for simple majority voting. Thus, your proposal would improperly impinge upon the statutory authority granted to our board.

In this regard, you should be aware that the Staff of the Securities and Exchange Commission generally permits proposals such as this to be included in proxy materials when they are phrased as a recommendation or request to the board rather than as a mandate. Accordingly, you may wish to consider so rephrasing your proposal.

* * * * *

We, of course, also reserve the right to omit your proposal from our proxy materials on any other bases that may be available to us.

Very truly yours,

Gary W. Kyle

Enclosure

statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: *This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.*

➤ Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

➤ Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this

value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-

VerBunker, Amy

From: FedEx [donotreply@fedex.com]
Sent: Wednesday, November 24, 2004 9:45 AM
To: VerBunker, Amy
Subject: FedEx shipment 792144135775

Our records indicate that the shipment sent from Amy VerBunker/SEMPRA ENERGY to Helen Olague-Pimentel has been delivered.
The package was delivered on 11/24/2004 at 9:27 AM and signed for or released by P.OCA273468.

The ship date of the shipment was 11/23/2004.

The tracking number of this shipment was 792144135775.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=792144135775&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 23, 2004

Via Federal Express
Helen Olague-Pimentel
14634 Hutchcroft
LaPuente, CA 91744

Re: Shareholder Proposal

Dear Ms. Olague-Pimentel

Please refer to my letter to you of November 19 regarding the shareholder proposal that you have submitted pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders.

As noted in my earlier letter, you must provide us with requisite proof of your beneficial ownership of our shares (by a response postmarked or submitted electronically not later than 14 calendar days from the date you received my letter) if your proposal is to be included in our proxy materials. In this regard we again refer you to the enclosures with my earlier letter.

In again reviewing your proposal, we have also noted two additional deficiencies that will also need to be corrected if the proposal is to be included in our proxy materials.

First, we note that you have included your name and address in the text of the proposal. The Shareholder Proposal Rule does not require that we identify shareholder proponents in our proxy materials but instead permits us (as we will do) to state in our proxy statement that the names and addresses of shareholder proponents will be provided to requesting shareholders. The inclusion of your name and address in the proposal would effectively and impermissibly deprive us of that option. Accordingly, we request that you delete your name and address from your proposal. In that regard, please refer to the enclosed pages from the Securities and Exchange Commission's Staff Legal Bulletin No. 14.

Next, as briefly mentioned in my earlier letter, we note that your proposal (if approved by shareholders) appears to mandate rather than recommend that our board of directors provide for simple majority voting. If your proposal were to be phrased as a recommendation rather than a mandate it would be acceptable (assuming the other requirements of the Shareholder proposal rule are met) for inclusion in our proxy materials. However, when phrased as a mandate the proposal impermissibly intrudes upon the statutory authority of our board to manage the business and affairs of the company and, as a consequence, may be excluded from our proxy materials. In that regard, please again refer to the enclosed pages from Staff Legal Bulletin No. 14.

Accordingly, to make your proposal acceptable for inclusion in our proxy materials we suggest that (in addition to deleting your name and address from the proposal) that you rephrase the "resolve" paragraph of your proposal to read as follows:

> Resolve: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

Of course, any other revision to your proposal that would make it clear to shareholders that the proposal is a recommendation rather than a mandate would also be acceptable.

If you provide us with requisite proof in a timely manner (within 14 calendar days from your receipt of my November 19 letter) of your eligibility to submit your proposal and also promptly revise the proposal to delete your name and address and rephrase it as a recommendation rather than a mandate, we will include the revised proposal in our proxy materials. If you do not do so, we will ask the Staff of the Securities and Exchange Commission to permit us to exclude the proposal from our proxy materials.

If you have any questions regarding this matter, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

Enclosure

Appendix D

T. Rowe Price Retirement Plan Services, Inc.

P.O. Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

November 24, 2004

Helen Olague-Pimental
14634 Hutchcroft
La Puenta, CA 91744

RE: Southern California Gas 401(k)

Dear Ms. Helen Olague-Pimental:

Your market value of Sempra stock on November 22, 2003 was $36,276.53. As of November 24, 2004, the value of your Sempra stock is $55,068.68. These shares were held in the Southern California Gas 401(k) account for longer than one year.

If you have any questions, please feel free to contact our Participant Services Center at 1-800-922-9945. The hours of operation are Monday through Friday, 8:30 a.m. to 10:00 p.m., Eastern Standard Time.

Sincerely,

T. Rowe Price Retirement Plan Services

RECEIVED
DEC - 7 2004
T.C. SANGER

T.RowePrice
INVEST WITH CONFIDENCE

To: Thomas Sanger, Corp.Secretary

Company: Sempra Energy

Fax Number 619 696-4508

Phone Number 619 696-4373

From: Helen Olague-Pimentel HOP
14634 Hutchcroft
La Puente, California 91744

Date: November 19, 2004

Phone 626 918-4275

E-Mail hop@dslextreme.com

RE: Share holder proposal- Simple Majority Vote

Dear Mr. Secretary:

Pursuant to SEC Rule 14a-8, I am forwarding the enclosed proposal for inclusion in Sempra Company proxy material for the 2005 shareholders meeting.

RECEIVED
DEC 2004
T.C. SANGER

Shareholder Proposal Re: Simple Majority Vote.

Resolve: Recommendation that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

Support: Seven major companies in 2004 with an average of 75% yes-vote won this topic. The council of Institutional Investors www.cii.org formally recommends adoption of this proposal.

Recommendation to cancel the current structure, which allows a small minority to circumvent the will of the shareholder majority.

For Example: A required 67% vote of shares to make changes for good corporate governance, if 66% vote yes and 1% vote no that 1% could force their will on the overwhelming 66% majority. 67% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

RECEIVED
DEC - 7 2004
T.C. SANGER

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 29, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sempra Energy
Incoming letter dated December 6, 2004

The proposal relates to simple majority voting.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sempra's request, documentary support evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Mark F. Vilardo
Special Counsel